

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2015

Via E-mail
Philip A. Vachon
Principal Executive Officer
Unwired Planet, Inc.
170 South Virginia Street, Suite 201
Reno, NV 89501

> **Re: Unwired Planet, Inc.**
> **Form 10-K for Fiscal Year Ended June 30, 2014**
> **Filed September 12, 2014**
> **File No. 001-16073**

Dear Mr. Vachon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview, page 19

1. Your corporate blog recently identified certain challenges related to your business and revenue growth. For example, a recent blog post provided the following updates on your business:

    - "We have been experiencing a great deal of interference in this endeavor, resulting from macro factors affecting patents generally and standard essential patents in particular";

    - "Notwithstanding our lack of traction thus far in our enforcement efforts …"; and

- "[T]he sticking issue has been -- and remains – divergent opinions of royalty values."

Please tell us what consideration you are giving to expanding your MD&A overview in future filings to provide insight into challenges and risks such as those described above. Refer to Section III.A of SEC Release 33-8350.

Critical Accounting Policies and Judgments

Allocation of Proceeds from Patent Licensing and Sale Transactions with Lenovo, page 22

2. We note your disclosure that contractually stated amounts were considered, but were not determinative of amounts allocated to each element for accounting purposes. Please tell us the amounts for the elements that have contractually stated amounts and explain why you believe the contractually stated amounts were not determinative.

3. You disclose that your valuation expert provided its estimate of the fair value of each element of the transaction and you allocated the gross proceeds to each element of the transaction in the same relative proportion as the total valuation provided by your expert. Please describe for us the nature and extent of the independent valuation firm's involvement in the determination of the valuation of each element of the transaction. Refer to Question 141.02 of our Compliance and Disclosure Interpretations related to Securities Act filings at http://www.sec.gov/divisions/corpfin/guidance/sasinterp.htm for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Philip A. Vachon
Unwired Planet, Inc.
February 20, 2015
Page 3

You may contact Rebekah Lindsey, Staff Accountant at (202) 551-3303 or Joyce Sweeney, Senior Staff Accountant at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Ivan Griswold, Staff Attorney at (202) 551-3853 or Barbara Jacobs, Assistant Director at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore,
Accounting Branch Chief